UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2025

Commission File Number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

SciSparc Ltd. (the “Company”) is updating that AutoMax Motors Ltd. (“AutoMax”) has reported that on September 7, 2025, investigators from the Israeli Securities Authority and the Israeli police conducted searches at the homes of senior officers of AutoMax as well as at AutoMax’s offices, as part of an investigation by the Israeli Securities Authority and the Israeli police regarding suspected offenses under the Securities Law, 5728-1968, the Penal Law, 5737-1977, and the Prohibition on Money Laundering Law, 5760-2000. According to AutoMax’s announcement and to the best of its knowledge, some of the aforementioned officers were detained for questioning and some were arrested.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: September 8, 2025	By:	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer and Chief Financial Officer

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